As filed with the Securities and Exchange Commission on July 28, 2004

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Prudential Public Limited Company

Laurence Pountney Hill, London EC4R 0HH, England

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The following items are hereby incorporated by reference in Prudential Public Limited Company’ s registration statement on Form F-3 (file number 333-117208):

1.  Prudential plc 2004 Unaudited Interim Results and accompanying Financial Review.

FINANCIAL REVIEW

Insurance and Investment Products New Business

Prudential continued to benefit from the strength of its international operations with total new business flows reaching £17.3 billion, 13 per cent ahead of last year.

Total sales of new insurance and investment products outside the UK represented 72 per cent of the Group total of £17.3 billion.

Total insurance sales were £5.6 billion up 12 per cent and sales outside the UK were 52 per cent of the Group’s total.

Total investment products funds under management increased by 2 per cent in the six months to £31.5 billion, with net investment flows of £587 million and net market and other movements of £159 million.  Gross investment flows increased 13 per cent to £11.8 billion.

Modified Statutory Basis – Operating Profit

Total operating profit before tax on the modified statutory basis (MSB) was £304 million,  £127 million up on the £177 million for the first half in 2003.

UK and Europe Insurance Operations’ operating profit in 2004 was £152 million, £14 million above the restated 2003 half year figure.  The increase primarily reflected higher profits from PRIL, offset by lower profits from the PAC with-profits fund, primarily due to lower annual and terminal bonuses (as announced in February 2004).  The 2003 half year result has been restated for a £5 million positive adjustment in respect of the financing element of certain reinsurance contracts.  This is required by changes to the Statement of Recommended Practice (SORP) for accounting for insurance business that was issued by the Association of British Insurers in November 2003.

The US Operations’ result, which is based on US GAAP adjusted where necessary to comply with UK GAAP, of £114 million was up 33 per cent on 2003.  The increase in profits primarily reflected higher spread income, higher fee and other income and lower average realised bond losses, offset by the related increased deferred acquisition cost amortisation and a lower level of capitalised costs. In addition, the operating result includes two one-off items, a receipt of a legal settlement and an accounting adjustment arising from the adoption of SOP 03-01 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long Duration Contracts and for Separate Accounts”, which covers a number of requirements including Guaranteed Minimum Death Benefits (GMDB) provisioning. The required changes to GMDB provisioning were, however, implemented early and included in the results for the full year 2002.  These items have increased operating profit by £19 million and £8 million respectively.

The Asian Operations’ operating profit (before development expenses) was £74 million up £38 million on 2003.  The three largest established operations (Singapore, Hong Kong and Malaysia) saw their combined MSB operating profit increase by 31 per cent to £53 million.  This was offset by expected losses in newer Asian operations, such as Japan, India and Korea as they continue to build scale and fund new business strain. The first half result benefited from a number of one-off items (including investment gains) totalling £7 million.

M&G more than doubled its total operating profit to £79 million for the first half of 2004.  This includes £19 million of carried interest generated by PPM Ventures after several exceptional realisations during the first half of the year, which are not expected to recur.  M&G’s operating profit, excluding performance fees but including £7 million of one-off items, increased to £59 million from £38 million.  This growth reflects the benefits of higher equity markets in the first half of the year (the FTSE All-Share Index averaged 20 per cent more in the first half of 2004 than in the same period in 2003) combined with successful new business initiatives.  Moreover, the many measures taken by M&G over the past few years to control its cost base have continued, allowing increased revenues to flow through to operating profit.

Egg’s UK Banking operation generated a profit of £35 million in the first half of 2004 and acquired 292,000 customers, giving it a total customer base of almost 3.5 million.  Revenue has grown steadily in each quarter and increased by 19 per cent on the same period last year.  The operating loss in France was £32 million compared to £49 million in 2003.  The total loss for the first six months was £4 million versus a £23 million loss in the first half of 2003.  Egg’s results were presented in their own report issued on 22 July.  On 13 July, Egg announced that it intended to take the necessary steps to withdraw from the French market at an expected pre-tax cost of €170 million (£113 million) to be provided in the second half of 2004.

Other net expenditure was £101 million compared with £86 million in 2003. Investment and other income of £16 million was up £4 million on prior year. Interest expenditure during 2004 was £74 million compared with £67 million in 2003.   Corporate head office costs were £25 million compared with £19 million in 2003 and Asian regional head office costs were £18 million compared with £12 million in 2003.  The increase in the corporate head office costs reflects the substantial work being undertaken for the implementation of International Financial Reporting Standards and regulatory changes.

Modified Statutory Basis – Profit After Tax

MSB profit after tax and minority interests was £156 million reflecting a tax charge of £119 million and a £7 million charge in respect of minority interests.  Tax on operating profit was 30 per cent, whereas the effective rate of tax on total profit in 2004 was 42 per cent, compared with 30 per cent in the first half 2003 and 41 per cent at the 2003 full year.  The increase in the effective rate of tax on total profit is due to the impact of short-term fluctuations in investment returns, not all of which are tax affected.

It is anticipated that the effective rate of tax on operating profit for the full year will increase reflecting the higher proportion of profit from our US Operation which is subject to a higher tax rate.

Earnings and Dividend Per Share

Earnings per share on an MSB operating profit basis were 10.6 pence, up 4.0 pence on 2003.

The interim dividend per share of 5.4 pence represents 1.9 per cent increase on 2003 interim dividend and will be paid on 29 October 2004.

Post Balance Sheet Events

On 1 July, the sale of Prudential Assurance Company’s 15 per cent interest in Life Assurance Holding Corporation Limited to Swiss Re was announced.  The sale is expected to complete in August 2004 subject to regulatory approvals. Prudential’s share of the consideration, net of retentions, is expected to be £35 million and generate an £8 million profit on disposal.

On 2 July, Prudential announced the sale by Jackson National Life of Jackson Federal Bank, its wholly owned subsidiary, to Union Bank of California for £168 million.  The sale is conditional upon regulatory approvals and is expected to complete in the fourth quarter of 2004.  Prudential anticipates recording a £38 million profit on disposal.

On 13 July, Egg announced that it intended to take the necessary steps to withdraw from the French market at an expected cost of €170 million (£113 million) to be provided in the second half of 2004.

At the full year it is expected that the operating results of the Jackson Federal Bank and Egg France businesses will be classified as discontinued operations.

Shareholders’ Borrowings and Financial Flexibility

Net core structural borrowings at 30 June 2004 were £2.2 billion,  £0.1 billion up on the 2003 year end position.  This reflects a net cash outflow of £68 million during the period.

Prudential plc enjoys strong debt ratings from both Standard & Poor’s and Moody’s.  Prudential long-term senior debt is rated AA- (negative outlook) and A2 (stable outlook) from Standard & Poor’s and Moody’s respectively, while short-term ratings are A1+ and P-1.

The Group also has access to £1.3 billion committed bank facilities provided by 13 major international banks and a £500 million committed securities lending liquidity facility.

Prudential continues to manage its balance sheet efficiently with regard to both ratings and capital efficiency and targets its interest cover and gearing ratios to AA rating levels.

Prudential continues to manage its balance sheet actively to minimise our cost of capital and improve the regulatory treatment of our capital.  Prudential intends to take advantage of currently favourable opportunities in the retail debt markets to raise hybrid debt to pre-finance debt maturing next year.

Funds Under Management

Insurance and investment funds under management across the Group at 30 June 2004 totalled £170 billion compared with £168 billion at the end of 2003.   The total includes £141 billion of Group internal funds under management and £29 billion of external funds under management.

Shareholders’ Funds

Statutory basis shareholders’ funds at 30 June 2004 were £3.3 billion, up £0.1 billion from the 2003 year end, principally reflecting retained earnings in the period.

Statutory basis shareholder’s funds at 1 January 2004 have been reduced by £38 million following the implementation of UITF Abstract 38 on Accounting for ESOP Trusts.

Financial Strength of Insurance Operations

United Kingdom Long-Term Fund

A common measure of financial strength in the UK for long-term insurance business is the free asset ratio.  The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities.  On a comparable basis the free asset (or Form 9) ratio of the Prudential Assurance Company long-term fund was approximately 10.7 per cent at the end of June 2004 compared with 10.5 per cent at the end of 2003.

The valuation has been prepared on a conservative basis in accordance with the Financial Services Authority (FSA) valuation rules, and without use of implicit items. No allowance has been taken for the present value of future profits and the PAC long-term fund has not entered into any financial reinsurance contracts, with the exception of certain treaties with a value of approximately £42 million which were transferred from the Scottish Amicable Life linked fund at the end of 2002.

The Prudential Assurance Company long-term fund is very strong, with the inherited estate measured on an essentially deterministic basis of more than £6 billion at the 2003 year end.  Prudential estimates that the estate at 30 June 2004 is valued at a similar level.  On a realistic basis, with liabilities recorded on a market consistent basis calculated using the approach set out in the ABI guidance for reporting, as used to report the 2003 year end position, the value of free assets is expected to be at a similar level of around £5 billion.

The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.  The Company believes that it would be beneficial if there were greater clarity as to the status of the inherited estate and therefore it has discussed with the Financial Services Authority (FSA) the principles that would apply to any re-attribution of the inherited estate. No conclusions have been reached.  Furthermore, the Company expects the entire inherited estate will need to be retained within the long-term fund for the foreseeable future to provide working capital and so it has not considered any distribution of the inherited estate to policyholders and shareholders.

The PAC long-term fund is rated AA+ by Standard & Poor’s, Aa1 by Moody’s and A++ by AM Best Co.

PRUDENTIAL PLC 2004 UNAUDITED INTERIM RESULTS

Results Summary	Half Year 2004 £m		Restated Half Year 2003 £m		Restated Full Year 2003 £m
Statutory Basis Results

Operating profit before amortisation of goodwill and exceptional items	304		177		357

Profit on ordinary activities before tax	282		200		350

Operating earnings per share	10.6	p	6.6	p	12.9	p

Basic earnings per share	7.8	p	7.3	p	10.4	p

Shareholders’ funds	£3.3	bn	£3.6	bn	£3.2	bn

	Half Year 2004		Half Year 2003		Full Year 2003
Dividend Per Share	5.4	p	5.3	p	16.0	p

Insurance and Investment Funds under Management	£170	bn	£162	bn	£168	bn

Operating profit and operating earnings per share include investment returns at the expected long-term rate of return but exclude amortisation of goodwill and exceptional items.  The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Profit on ordinary activities and basic earnings per share include these items together with actual investment returns.  This basis of presentation has been adopted consistently throughout this Interim Report.

Consistent with the change in policy to implement the revised ABI SORP for 2003 Full Year reporting, the statutory basis results for the 2003 Half Year have been restated.  In addition, the statutory basis shareholders’ funds shown above including those for the 2003 Half Year and the 2003 Full Year include the minor impact of the implementation of UITF Abstract 38 on Accounting for ESOP Trusts.

TOTAL INSURANCE AND INVESTMENT PRODUCTS NEW BUSINESS

Insurance Products and Investment Products

	Insurance Products			Investment Products			Total
	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
UK and Europe Operations	2,709	2,139	4,129	2,177	2,016	3,797	4,886	4,155	7,926
US Operations	2,348	2,448	4,066	—	—	—	2,348	2,448	4,066
Asian Operations	521	391	989	9,584	8,363	18,157	10,105	8,754	19,146
Group Total	5,578	4,978	9,184	11,761	10,379	21,954	17,339	15,357	31,138

Insurance Products - New Business Premiums

	Single			Regular			Total
	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
UK and Europe Insurance Operations
Direct to customer
Individual annuities	306	367	658	—	—	—	306	367	658
Individual pensions and life	12	13	21	6	7	12	18	20	33
Department of Work and Pensions rebate business	252	280	280	—	—	—	252	280	280
Total	570	660	959	6	7	12	576	667	971
Business to Business
Corporate pensions	77	92	167	75	70	127	152	162	294
Individual annuities	94	105	224	—	—	—	94	105	224
Bulk annuities	210	157	287	—	—	—	210	157	287
Total	381	354	678	75	70	127	456	424	805
Intermediated distribution
Life	446	323	818	2	17	22	448	340	840
Individual annuities	545	390	829	—	—	—	545	390	829
Individual and corporate pensions	150	56	121	16	16	29	166	72	150
Department of Work and Pensions rebate business	92	60	103	—	—	—	92	60	103
Total	1,233	829	1,871	18	33	51	1,251	862	1,922
Partnerships	389	157	344	1	—	—	390	157	344
Europe	36	29	87	—	—	—	36	29	87
Total UK and Europe Insurance Operations	2,609	2,029	3,939	100	110	190	2,709	2,139	4,129
US Operations
Fixed annuities	573	953	1,375	—	—	—	573	953	1,375
Equity linked indexed annuities	158	112	255	—	—	—	158	112	255
Variable annuities	1,006	910	1,937	—	—	—	1,006	910	1,937
Life	—	—	—	10	8	13	10	8	13
Guaranteed Investment Contracts	32	186	183	—	—	—	32	186	183
GIC - Medium Term Notes	569	279	303	—	—	—	569	279	303
Total	2,338	2,440	4,053	10	8	13	2,348	2,448	4,066
Asian Operations
China	5	4	7	6	5	11	11	9	18
Hong Kong	108	76	189	35	34	83	143	110	272
India (Group’s 26% interest)	3	2	4	17	6	16	20	8	20
Indonesia	21	8	27	14	13	31	35	21	58
Japan	7	5	9	3	20	35	10	25	44
Korea	27	0	19	27	10	30	54	10	49
Malaysia	3	6	11	21	24	59	24	30	70
Singapore	96	51	181	20	26	57	116	77	238
Taiwan	30	9	28	57	64	132	87	73	160
Other	4	3	7	17	25	53	21	28	60
Total	304	164	482	217	227	507	521	391	989
Group Total	5,251	4,633	8,474	327	345	710	5,578	4,978	9,184

Investment Products - Funds Under Management

	1 Jan 2004	Gross Inflows	Redemptions	Market Movements	30 June 2004
	£m	£m	£m	£m	£m
UK and Europe Operations	24,192	2,177	(2,267)	340	24,442
Asian Operations	6,596	9,584	(8,907)	(181)	7,092
Group Total	30,788	11,761	(11,174)	159	31,534

STATUTORY BASIS RESULTS

	Half Year 2004 £m		Restated (note 3) Half Year 2003 £m		Full Year 2003 £m
Summarised Consolidated Profit and Loss Account
Long-term business gross premiums written (note 5)	7,526		7,301		13,781
Profit on ordinary activities before tax	282		200		350
Tax (note 6)	(119)		(59)		(144)
Profit for the period before minority interests	163		141		206
Minority interests	(7)		5		2
Profit for the period after minority interests	156		146		208
Dividends (note 7)	(109)		(106)		(320)

Retained profit (loss) for the period	47		40		(112)

Reconciliation of Operating Profit to Profit on Ordinary Activities
Operating profit before amortisation of goodwill and exceptional items and arising wholly from continuing operations	304		177		357
Amortisation of goodwill	(49)		(49)		(98)
Operating profit based on long-term investment returns	255		128		259
Short-term fluctuations in investment returns	27		72		91
Profit on ordinary activities before tax	282		200		350

Earnings Per Share
Based on operating profit after tax and related minority interests before amortisation of goodwill and exceptional items of £212m (£132m and £257m)	10.6	p	6.6	p	12.9	p
Adjustment for amortisation of goodwill	(2.4	)p	(2.5	)p	(4.9	)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns (after related minority interests)	(0.4	)p	3.2	p	2.4	p

Based on profit for the period after minority interests of £156m (£146m and £208m)	7.8	p	7.3	p	10.4	p

Average number of shares	2,004	m	1,995	m	1,996	m

Dividend Per Share	5.4	p	5.3	p	16.0	p

Operating Profit before Amortisation of Goodwill and Exceptional Items

Results Analysis by Business Area	Half Year 2004 £m	Restated (note 3) Half Year 2003 £m	Full Year 2003 £m
UK and Europe Operations
UK and Europe Insurance Operations	152	138	256
M&G	79	38	83
Egg	(4)	(23)	(34)
Total	227	153	305
US Operations
Jackson National Life	116	87	165
Broker-dealer and fund management	(2)	(1)	(3)
Total	114	86	162
Asian Operations
Long-term business	64	34	85
Fund Management	10	2	13
Development expenses	(10)	(12)	(27)
Total	64	24	71
Other Income and Expenditure
Investment return and other income	16	12	29
Interest payable on core structural borrowings	(74)	(67)	(143)
Corporate expenditure:
Group Head Office	(25)	(19)	(43)
Asia Regional Head Office	(18)	(12)	(24)
Total	(101)	(86)	(181)

Operating profit before amortisation of goodwill and exceptional items	304	177	357

		Restated (notes 2 and 3)
	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
Consolidated Statement of Total Recognised Gains and Losses
Profit for the financial period after minority interests	156	146	208
Exchange movements, net of related tax	(28)	(55)	(253)
Total recognised gains (losses) relating to the financial period	128	91	(45)
Prior year adjustment on implementation of UITF 38	(38)

Total gains recognised since previous Report	90

Movement in Shareholders’ Capital and Reserves
Total recognised gains (losses) relating to the financial period	128	91	(45)
New share capital subscribed	61	21	30
Dividends	(109)	(106)	(320)
Consideration paid for own shares	—	(3)	(3)
Movement in cost of own shares	—	—	1

Net increase (decrease) in shareholders’ capital and reserves	80	3	(337)
Shareholders’ capital and reserves at beginning of period
As originally reported	3,278	3,668	3,668
Prior year adjustments:
On implementation of revised ABI SORP	—	(55)	(55)
On implementation of UITF 38	(38)	(36)	(36)

As restated	3,240	3,577	3,577

Shareholders’ capital and reserves at end of period	3,320	3,580	3,240

Summarised Consolidated Balance Sheet

		Restated (notes 2 and 3)
	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
Assets
Goodwill	1,455	1,555	1,504
Investments in respect of non-linked business:
Equities	35,494	31,145	34,877
Fixed income securities	65,075	66,689	64,591
Properties	10,818	10,788	10,965
Deposits with credit institutions	3,088	4,109	4,088
Other investments (principally mortgages and loans)	5,763	5,887	5,719
	120,238	118,618	120,240
Assets held to cover linked liabilities	21,278	17,498	19,921
Reinsurers’ share of technical provisions	776	1,159	924
Banking business assets	13,203	12,104	12,629
Cash at bank and in hand	1,410	1,397	1,221
Deferred acquisition costs	2,954	3,218	2,952
Other assets	2,879	3,028	2,318

Total assets	164,193	158,577	161,709

Liabilities
Share capital	101	100	100
Share premium	553	550	553
Statutory basis retained profit	2,704	2,969	2,625
Shareholders’ capital and reserves before cost of shares held in trusts for employee incentive plans	3,358	3,619	3,278
Cost of shares held in trusts for employee incentive plans	(38)	(39)	(38)
Shareholders’ capital and reserves after cost of shares held in trusts for employee incentive plans	3,320	3,580	3,240
Minority interests	103	103	107
Subordinated liabilities (note 8)	1,313	1,363	1,322
Fund for future appropriations	12,110	9,885	12,657
Technical provisions in respect of non-linked business	101,537	101,613	101,178
Technical provisions for linked liabilities	21,554	17,843	20,195
Deferred tax	1,239	680	1,154
Debenture loans (note 8)	1,777	1,806	1,781
Other borrowings (note 8)	1,499	2,721	1,342
Banking business liabilities	12,245	11,150	11,681
Obligations of Jackson National Life under funding and stocklending arrangements	3,652	4,274	3,762
Tax	996	840	851
Dividend payable	109	106	214
Other liabilities	2,739	2,613	2,225

Total liabilities	164,193	158,577	161,709

FRS1 Consolidated Cash Flow Statement

	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
Operations
Net cash inflow from operating activities	224	55	88
Servicing of finance
Interest paid	(91)	(88)	(172)
Tax
Tax received	0	81	128
Acquisitions and disposals
Net cash inflow from disposal of European businesses	—	—	27
Equity dividends
Equity dividends paid	(214)	(341)	(447)

Net cash outflow before financing	(81)	(293)	(376)

Financing
(Redemption) issue of borrowings	(2)	811	829
Reduction in credit facility utilised by investment subsidiaries managed by PPM America	(4)	(141)	(151)
Issues of ordinary share capital	61	21	30
Net cash inflow from financing	55	691	708

Net cash (outflow) inflow for the period	(26)	398	332

The net cash (outflow) inflow was (financed) invested as follows:
Net purchases (sales) of portfolio investments	226	9	(149)
(Decrease) increase in cash and short-term deposits, net of overdrafts	(252)	389	481

	(26)	398	332

In accordance with FRS 1, this statement excludes the cash flows of long-term business funds.

The reconciliation from operating profit before amortisation of goodwill to net cash inflow from operating activities is summarised below:

	Half Year 2004 £m	Restated (note 3) Half Year 2003 £m	Full Year 2003 £m
Operating profit before amortisation of goodwill	304	177	357
Add back interest charged to operating profit^	101	91	189
Adjustments for non-cash items:
Tax on long-term business profits	(106)	(67)	(150)
Amounts retained in long-term business operations and Egg, timing differences and other items	(75)	(146)	(308)
Net cash inflow from operating activities (as shown above)	224	55	88

^ This adjustment comprises interest payable on core structural borrowings, commercial paper and other borrowings, non-recourse borrowings of investment subsidiaries managed by PPM America and structural borrowings of Egg.  Interest payable on long-term business with-profits fund borrowings and other trading activities has been excluded from this adjustment.

Notes on the Unaudited Statutory Basis Results

(1)          The statutory basis results for the 2004 and 2003 Half Years are unaudited.  With the exception of the implementation of UITF 38, as described in note 2 below, the 2004 Half Year results have been prepared using the same accounting policies as were used in the 2003 statutory accounts and the 2003 Full Year results have been derived from those accounts.  The auditors have reported on the 2003 statutory accounts and they have been delivered to the Registrar of Companies. The auditors’ report was not qualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

(2)          The Company has implemented UITF Abstract 38 - “Accounting for ESOP Trusts” in preparing its 2004 Half Year results which requires the Company to present the cost of acquiring shares held in trusts for employee incentive plans as a deduction in determining shareholders’ funds. The effect of the change in policy is to reduce shareholders’ funds at 1 January 2004 from the previously published 31 December 2003 level by £38m.  Comparative figures have been restated accordingly.

(3)          For 2003 Full Year reporting, the Company implemented the revised Statement of Recommended Practice on accounting for insurance business issued by the Association of British Insurers in November 2003. The only significant change related to the accounting treatment of certain reinsurance contracts. To be consistent with the change of policy, the 2003 Half Year results have been restated from the previous basis. The effect of the change in policy on the 2003 Half Year restated results is to increase pre-tax operating profit for the 2003 Half Year by £5m and to reduce shareholders’ funds at 30 June 2003 by £48m.

(4)          The long-term business profit of the UK and Europe Insurance Operations has been calculated assuming that the shareholder proportion of surplus allocated to shareholders from the with-profits business of The Prudential Assurance Company Limited remains at 10 per cent.

(5)          An analysis of long-term business gross premiums written is set out below:

	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
UK and Europe Insurance Operations	3,926	3,803	7,264
US Operations	2,505	2,604	4,369
Asian Operations	1,095	894	2,148
	7,526	7,301	13,781

(6)          The tax charge of £119m for the 2004 Half Year (2003 Half Year: £59m) comprises £37m (£26m) UK tax and £82m (£33m) overseas tax.

(7)          The interim dividend of 5.4p per share will be paid on 29 October 2004 to shareholders on the register at the close of business on 20 August 2004.  A scrip dividend alternative will be offered to shareholders.

(8)          An analysis of borrowings is set out below:

	Half Year 2004 £m	Half Year 2003 £m	Full Year 2003 £m
Net core structural borrowings of shareholder financed operations	2,193	2,262	2,135
Add back holding company cash and short-term investments	403	364	432
Gross core structural borrowings of shareholder financed operations	2,596	2,626	2,567
Commercial paper and other borrowings to support a short-term fixed income securities reinvestment programme	1,203	1,184	1,074
Non-recourse borrowings of investment subsidiaries managed by PPM America	210	224	214
Egg debenture loans	451	451	451
UK Insurance Operations long-term business with-profits fund borrowings	109	100	120
Obligations of Jackson National Life under sale and repurchase agreements	2	1,290	—
Other borrowings of shareholder financed operations	18	15	19
	4,589	5,890	4,445
This total is recorded in the statutory basis summarised consolidated balance sheet as:
Subordinated liabilities	1,313	1,363	1,322
Debenture loans	1,777	1,806	1,781
Other borrowings	1,499	2,721	1,342
	4,589	5,890	4,445

(9)          On 1 July 2004, the sale of the Company’s 15% interest in Life Assurance Holding Corporation Limited to Swiss Re was announced. The sale is expected to complete in August 2004, subject to regulatory approvals, and the Company’s share of the consideration net of retentions is expected to be £35m.

On 2 July 2004, the Company announced the sale by Jackson National Life of Jackson Federal Bank, its wholly owned subsidiary, to Union Bank of California for US$305m (£168m). The sale is conditional upon regulatory approvals and is expected to complete in the fourth quarter of 2004.

On 13 July 2004, Egg announced that it intended to take the necessary steps to withdraw from the French Market at an expected cost of Euros 170m (£113m).

It is expected that the operating results of Jackson Federal Bank and Egg France will be classified as discontinued operations in the 2004 Full Year results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prudential Public Limited Company

By:	/s/ Philip Broadley

Name:	PHILIP BROADLEY

Title:	GROUP FINANCE DIRECTOR

Date:	July 28, 2004